Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Pfizer Inc:

We consent to the use of our reports dated February 27, 2007 in the registration statement on Form S-3 of Pfizer Inc with respect to the consolidated balance sheets of Pfizer Inc and Subsidiary Companies as of December 31, 2006 and 2005 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, NY March 30, 2007